Why USA Financial Group, Inc.

A Nevada Corporation

July 23, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

William H. Demarest IV, Accountant

Re:

WHY USA Financial Group, Inc.

Item 4.01 Form 8-K

Filed July 13, 2012

File No. 000-30601

Dear Mr. Demarest:

This letter is in response to your correspondence dated July 18, 2012 regarding the above subject matter. As requested, this letter keys our responses to the comments set forth in your letter. For ease of reference, we have included the Staff’s comments in bold below.

1.

Your disclosure indicates that on July 10, 2012, you “advised PKF, Certified Public Accountants, APC (PKF) as the Company’s independent registered public accounting firm”. It is not clear what this sentence means. Please revise your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

Response: WHY USA Financial Group, Inc. (the Company), in its preparation and review with both former and present accountants inadvertently left out the remaining sentence and closure. The Company has revised and amended its disclosure with respect to its replacement of its independent registered public accounting firm. The Company has further amended its disclosure as required by Item 304(a)(1)(i).

2.

It appears that July 10, 2012 is the date of dismissal, resignation or declination. Please amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to the date of dismissal, resignation or declination. See Item 304(a)(1)(IV) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Response: The Company has amended its disclosure required by Item 304(a)(1)(iv) to include up and to the date of dismissal. The Company has requested its former accountants to provide a letter addressing the revised disclosure. The Company has maintained a good relationship with its former accountants, however due to the outstanding fees owed to the former accountant, the former accountant cannot function as the Company’s independent registered public accounting firm. Recently the Company has entered into an agreement with its former accountant to resolve the outstanding fees.

2801 S. Wayzata Boulevard, Suite 100, Minneapolis, MN 55405

In connection with our response, the Company acknowledges that we are responsible for the accuracy and adequacy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any additional questions or concerns you have with respect to our responses. Please feel free to contact me at (760) 579-1088.

Sincerely,

/s/ Kenneth Yonika
Kenneth J. Yonika, Chief Financial Officer

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